SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Cornerstone Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
21924P103
(CUSIP Number)
David B. Clement
Smith, Anderson, Blount, Dorsett, Mitchell, & Jernigan, LLP
2500 Wachovia Capitol Center
Post Office Box 2611
Raleigh, North Carolina 27602-2611
(919) 821-6754
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 31, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS James V. Baker

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 5)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		749,963 (See Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		749,963 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

749,963 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.1% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	Calculated based on Mr. Baker’s 11,904 shares of the Issuer’s common stock underlying options exercisable within 60 days plus 12,352,916 shares of the Issuer’s common stock outstanding as of October 31, 2008 following the merger of Neptune Acquisition Corp., a wholly owned subsidiary of Critical Therapeutics, Inc., into Cornerstone BioPharma Holdings, Inc. (the “Merger”), which excludes certain fractional shares issued in connection with the Merger.

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Item 1.  Security and Issuer.
This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share, of Cornerstone Therapeutics Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2000 Regency Parkway, Suite 255, Cary, NC 27518.
Item 2.  Identity and Background.
This Schedule 13D is being filed on behalf of James V. Baker, a citizen of the United States. The principal occupation of Mr. Baker is President of Atlantic Search Group, Inc. Mr. Baker is referred to herein as the “Reporting Person”.
The residential address of Mr. Baker is 603 Hogans Valley Way, Cary, North Carolina, 27513.
The Reporting Person has not, during the five years prior to the date of this Schedule 13D, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which the Reporting Person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration.
On May 1, 2008, the Issuer, then named Critical Therapeutics, Inc., Neptune Acquisition Corp., a wholly owned subsidiary of the Issuer (the “Transitory Subsidiary”), and Cornerstone BioPharma Holdings, Inc. (“CBPHI”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), which was subsequently amended by Amendment No. 1 to the Merger Agreement on August 7, 2008. Under the Merger Agreement, the Transitory Subsidiary was to be merged with and into CBPHI (the “Merger”), with CBPHI continuing after the Merger as the surviving corporation and a wholly owned subsidiary of the Issuer. On October 31, 2008, Merger was consummated, and the Issuer was renamed Cornerstone Therapeutics Inc.
Concurrently with execution of the Merger Agreement, the Reporting Person entered into an agreement with the Issuer (the “Cornerstone Stockholder Agreement”) that provides, among other things, that he would vote in favor of adoption of the Merger Agreement and grant to the Issuer an irrevocable proxy to vote all of his shares of CBPHI common stock in favor of adoption of the Merger Agreement and against any proposal made in opposition to, or in competition with, the proposal to adopt the Merger Agreement. In addition, he agreed not to transfer or otherwise dispose of any shares of the Issuer’s common stock that he received in the Merger for 180 days after the effective time of the Merger.
Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, all outstanding shares of CBPHI’s common stock were converted into and exchanged for shares of the Issuer’s common stock and all outstanding options, whether vested or unvested, and all outstanding warrants to purchase CBPHI’s common stock were assumed by the Issuer and became options and warrants to purchase the Issuer’s common stock. At the effective time of the Merger, the Reporting Person’s shares of CBPHI stock were converted and exchanged for 738,059 shares of the Issuer’s common stock, and the Reporting Person’s options to purchase CBPHI stock were assumed by the Issuer and became options to purchase an aggregate of 11,904 shares of the Issuer’s common stock that are exercisable within 60 days. The exchange ratio per share of CBPHI’s common stock was based on the number of shares of CBPHI’s common stock outstanding immediately prior to the effective time of the Merger on a fully diluted basis and was 0.2380837.
The descriptions of the Merger Agreement, Amendment No. 1 to the Merger Agreement, and the Cornerstone Stockholder Agreement do not purport to be complete and are qualified in their entirety by the following, which are incorporated herein by reference: (i) the Merger Agreement, which is referenced herein as Exhibit 99.01, (ii) Amendment No. 1 to the Merger Agreement, which is referenced herein as Exhibit 99.02, and (iii) the Cornerstone Stockholder Agreement, the form of which is Exhibit A-1 to the Merger Agreement.
Item 4.  Purpose of Transaction.
The Reporting Person acquired the shares of common stock of the Issuer for investment purposes. Subject to, among other things, the Issuer’s business prospects, prevailing prices, and market conditions, the Reporting Person may dispose of or purchase additional shares of common stock and/or other securities of the Issuer from time to time in the open market, in privately negotiated transactions, or otherwise.
Except as may be set forth in this Schedule 13D, the Reporting Person has no plans or proposals which would relate or result in any of the matters set forth below:
(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

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(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.
Item 5.  Interest in Securities of the Issuer.
(a) and (b). As of the date of this Schedule 13D, James V. Baker has the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 738,059 shares of common stock of the Issuer, and may be deemed to have the sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, 11,904 shares of common stock of the Issuer underlying options exercisable within 60 days, which together represents approximately 6.1% of the Issuer’s outstanding common stock.
(c) On October 31, 2008, the effective date of the Merger, James V. Baker acquired 738,059 shares of common stock of the Issuer in exchange for 3,100,000 shares of common stock of CBPHI, and acquired options to purchase 11,904 shares of common stock of the Issuer that are exercisable within 60 days in connection with the conversion of options to purchase 50,000 shares of common stock of CBPHI previously awarded to Mr. Baker.
(d) and (e). Not applicable.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.01	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp., Cornerstone BioPharma Holdings, Inc. and Cornerstone BioPharma, Inc. (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed May 1, 2008).

Exhibit 99.02	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 7, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp., Cornerstone BioPharma Holdings, Inc. and Cornerstone BioPharma, Inc. (incorporated herein by reference to Exhibit 2.2 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 10, 2008

/s/ James V. Baker
James V. Baker

CUSIP No.	21924P103	Schedule 13D	Page	6	of	6

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.01	Agreement and Plan of Merger, dated as of May 1, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp., Cornerstone BioPharma Holdings, Inc. and Cornerstone BioPharma, Inc. (incorporated herein by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K, filed May 1, 2008).

Exhibit 99.02	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 7, 2008, by and among Critical Therapeutics, Inc., Neptune Acquisition Corp., Cornerstone BioPharma Holdings, Inc. and Cornerstone BioPharma, Inc. (incorporated herein by reference to Exhibit 2.2 of the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).